Filed Pursuant to Rule 433
Registration Statement No. 333-131266

Morgan Stanley
Investor Overview

Third Quarter 2007

Notice

This slide is part of a presentation by Morgan Stanley and is intended to be viewed as part of that presentation. The presentation is based on information generally available to the public and does not contain any material, nonpublic information. No representation is made that it is accurate or complete. The presentation has been prepared solely for informational purposes and has not been updated since originally presented.

The information provided herein may include certain non-GAAP financial measures. The reconciliation of such measures to the comparable GAAP figures are included in the Company’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, including any amendments thereto, all of which are available on www.morganstanley. com.

This presentation may contain forward -looking statements. You are cautioned not to place undue reliance on forward -looking statements, which speak only as of the date on which they are made, which reflect management’s current estimates, projections, expectations or beliefs and which are subject to risks and uncertainties that may cause actual results to differ materially. For a discussion of risks and uncertainties that may affect the future results of the Company, please see “Forward -Looking Statements” immediately preceding Part I, Item I, “Competition” and “Regulation” in Part I, Item 1, “Risk Factors” in Part 1, Item 1A, and “Certain Factors Affecting Results of Operations” in Part II, Item 7 of the Company’s Annual Report on Form 10-K for the fiscal year ended November 30, 2006 and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” in the Company’s Quarterly Reports on Form 10-Q and other items throughout the Form 10-K, Forms 10-Q and the Company’s 2007 Current Reports on Form 8-K.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

This slide is part of a presentation by Morgan Stanley and is intended to be viewed as part of that presentation. The presentation is based on information generally available to the public and does not contain any material, nonpublic information.	2

Consolidated Financial Highlights – 3Q 2007

Source:	Company SEC Filings and 3Q07 Financial Supplement
Notes:	(1)	Amounts represent income from continuing operations before losses from unconsolidated investees, income taxes, dividends on preferred securities subject to mandatory redemption and cumulative effect of accounting change, net.
	(2)	Includes results reported in Discontinued Operations (including Discover).

This slide is part of a presentation by Morgan Stanley and is intended to be viewed as part of that presentation. The presentation is based on information generally available to the public and does not contain any material, nonpublic information.	3

Segment Contributions – FY 2006

Source:	Company SEC Filings and 4Q06 Financial Supplement
Notes:	(1)	Includes intersegment eliminations.
	(2)	Income from continuing operations before losses from unconsolidated investees, income taxes and cumulative effect of accounting change, net.
(3)
The computation of average common equity for each segment is based upon an economic capital model that the Company uses to determine the amount of equity capital needed to support the risk of its business activities and to ensure that the Company remains adequately capitalized.

	(4)	Includes results reported in Discontinued Operations (including Discover).

This slide is part of a presentation by Morgan Stanley and is intended to be viewed as part of that presentation. The presentation is based on information generally available to the public and does not contain any material, nonpublic information.	4

Segment Contributions – 9M 2007

Source:	Company SEC Filings and 3Q07 Financial Supplement
Notes:	(1)	Includes intersegment eliminations.
	(2)	Income from continuing operations before gains/losses from unconsolidated investees, income taxes and gains/losses from discontinued operations.
(3)
The computation of average common equity for each segment is based upon an economic capital model that the Company uses to determine the amount of equity capital needed to support the risk of its business activities and to ensure that the Company remains adequately capitalized.

	(4)	Includes results reported in Discontinued Operations (including Discover).

This slide is part of a presentation by Morgan Stanley and is intended to be viewed as part of that presentation. The presentation is based on information generally available to the public and does not contain any material, nonpublic information.	5

Key Strategic Principles and Financial Objectives

Diversified, Global Firm Focused on Improving Profit Margins, Growth, and ROE

•	Leverage global scale, franchise and integration across businesses

•	Strike a better balance between principal and customer activity

•	Invest to optimize growth opportunities and achieve best-in-class status in all businesses

•	Aggressively pursue new opportunities including bolt-on acquisitions

•	Create cohesive “One-Firm” culture with the right leadership

Double 2005 pre-tax profits by 2010 5 percentage points improvement in pre-tax profit margin

This slide is part of a presentation by Morgan Stanley and is intended to be viewed as part of that presentation. The presentation is based on information generally available to the public and does not contain any material, nonpublic information.	6

Institutional Securities: Measuring our Progress

	3Q06	2Q07	3Q07

Profit Before Taxes (1)	$1.9Bn	$3.0Bn	$1.5Bn

Net Revenues	$4.9Bn	$7.4Bn	$5.0Bn

Return on Average Common Equity (2)	30%	35%	16%

Pre-tax Profit Margin	39%	40%	30%

Source:	Company SEC Filings and 3Q07 Financial Supplement
Notes:	(1)	Income from continuing operations before gains/losses from unconsolidated investees, income taxes and gains/losses from discontinued operations.
	(2)
The computation of average common equity for each segment is based upon an economic capital model that the Company uses to determine the amount of equity capital needed to support the risk of its business activities and to ensure that the Company remains adequately capitalized.

This slide is part of a presentation by Morgan Stanley and is intended to be viewed as part of that presentation. The presentation is based on information generally available to the public and does not contain any material, nonpublic information.	7

Asset Management: Measuring Our Progress

	3Q06	2Q07	3Q07

YoY Net Revenue Growth (1)	9%	68%	61%

Pre-tax Margin	18%	20%	36%

Assets Under Management	$463Bn	$560Bn	$577Bn

Net Flows	($1.8Bn)	$9.3Bn	$20.8Bn

New Products Launched	23	15	24

Source:	Morgan Stanley SEC Filings and Earnings Releases, Morningstar
Notes:	(1) Represents quarterly year over year comparison

This slide is part of a presentation by Morgan Stanley and is intended to be viewed as part of that presentation. The presentation is based on information generally available to the public and does not contain any material, nonpublic information.	8

Global Wealth Management: Measuring Our Progress

	3Q06	2Q07	3Q07

YoY Net Revenue Growth (1)	8%	17%	23%

Pre-Tax Margin	12%	16%	17%

Domestic Retail Net New Assets	$5.4Bn	$8.7Bn	$14.6Bn

Fee-Based Assets	29%	29%	29%

Client Assets in $1MM+ households	66%	71%	71%

Bank Deposit Program	$9.8Bn	$18.2Bn	$19.4Bn

Revenue per Global Representative	$682K	$814K	$817K

Assets per Global Representative	$80MM	$89MM	$88MM

Source:	Company SEC Filings and 3Q07 Financial Supplement
Notes:	(1) Represents quarterly year over year comparison

This slide is part of a presentation by Morgan Stanley and is intended to be viewed as part of that presentation. The presentation is based on information generally available to the public and does not contain any material, nonpublic information.	9

Capital and Risk Management

•	Active capital management

-	Balance use of capital for organic growth, acquisitions and share repurchases

-	$6Bn authorized for share repurchase through June 2008 - 42 million shares repurchased through 9M07 ($3.2 Bn)

•	Effective risk management

-	Active, prudent, balanced and commensurate with rewards

This slide is part of a presentation by Morgan Stanley and is intended to be viewed as part of that presentation. The presentation is based on information generally available to the public and does not contain any material, nonpublic information.	10

Increased Economic Capital

Source:	Company SEC Filings and 3Q07 Financial Supplement
Notes:	(1)
The Company uses an economic capital model to determine the amount of equity capital needed to support the risk of its business activities to ensure that the Company remains adequately capitalized. Economic capital is defined as the amount of capital needed to run the business through the business cycle and satisfy the requirements of regulators, rating agencies and the market. The Company’s methodology is based on a going concern approach that assigns economic capital to each segment based on regulatory capital usage plus additional capital for stress losses, goodwill and principal investment risk. The economic capital model and allocation methodology may be enhanced over time in response to changes in the business and regulatory environment.

This slide is part of a presentation by Morgan Stanley and is intended to be viewed as part of that presentation. The presentation is based on information generally available to the public and does not contain any material, nonpublic information.	11

Better Leverage Firm Capital

Source:	Company SEC Filings and 3Q07 Financial Supplement
Notes:	(1) Includes both internal and external hedges utilized by the lending business.

This slide is part of a presentation by Morgan Stanley and is intended to be viewed as part of that presentation. The presentation is based on information generally available to the public and does not contain any material, nonpublic information.	12

Financial Strength

Source:	Company SEC Filings
Notes:	(1) These amounts exclude the current portion of long-term borrowings and include Capital Units, which were redeemed on February 28, 2007, and junior subordinated debt issued to capital trusts.

This slide is part of a presentation by Morgan Stanley and is intended to be viewed as part of that presentation. The presentation is based on information generally available to the public and does not contain any material, nonpublic information.	13

Debt Portfolio Management

This slide is part of a presentation by Morgan Stanley and is intended to be viewed as part of that presentation. The presentation is based on information generally available to the public and does not contain any material, nonpublic information.	14

Liquidity Management Framework

Contingency	Liquidity	Cash Capital
Funding Plan	Reserve	Policy

Financing Guidelines

•	Secured Funding	•	Surplus Capacity
•	Asset / Liability Matching	•	Diversification
•	Staggered Maturities	•	Committed Credit

Source:	Company SEC Filings

This slide is part of a presentation by Morgan Stanley and is intended to be viewed as part of that presentation. The presentation is based on information generally available to the public and does not contain any material, nonpublic information.	15

Liquidity Reserve

Source:	Morgan Stanley SEC Filings

This slide is part of a presentation by Morgan Stanley and is intended to be viewed as part of that presentation. The presentation is based on information generally available to the public and does not contain any material, nonpublic information.	16

Contingency Funding Plan

•	Morgan Stanley’s Contingency Funding Plan (“CFP”) measures our ability to manage a prolonged liquidity contraction, while maintaining the ability to conduct business in an orderly manner

•	The CFP model provides a course of action over a 1-year time period and is developed at the legal entity level

•	The CFP incorporates a wide range of potential cash outflows during a liquidity stress event, including the following:

-	repayment of all unsecured debt maturing within one year

-	maturity roll-off of outstanding letters of credit with no further issuance and replacement with cash collateral

-	return of unsecured securities borrowed and any cash raised against these securities

-	additional collateral that would be required by counterparties in the event of a ratings downgrade

-	higher haircuts on or lower availability of secured funding

-	client cash withdrawals

-	drawdowns on unfunded commitments provided to third parties

-	discretionary unsecured debt buybacks

This slide is part of a presentation by Morgan Stanley and is intended to be viewed as part of that presentation. The presentation is based on information generally available to the public and does not contain any material, nonpublic information.	17

Committed Credit Facility

Source: Company SEC filings

This slide is part of a presentation by Morgan Stanley and is intended to be viewed as part of that presentation. The presentation is based on information generally available to the public and does not contain any material, nonpublic information.	18

Credit Quality

Debt Ratings

	Senior Debt	Commercial Paper
Dominion Bond Rating Service Limited	AA (low)	R-1 (middle)
Fitch Ratings (1)	AA-	F1+
Moody’s Investors Service	Aa3	P-1
Rating and Investment Information, Inc. (R&I)	AA	a-1+
Standard & Poor’s (2)	AA-	A-1+

Notes:	(1) Outlook changed to Negative on December 19, 2006
(2) Ratings upgraded from A+/A-1 to AA- / A-1+ on July 30, 2007

This slide is part of a presentation by Morgan Stanley and is intended to be viewed as part of that presentation. The presentation is based on information generally available to the public and does not contain any material, nonpublic information.	19

Regional Contributions: FY 2006 and 9M 2007

Source:	Company SEC Filings
Notes:	(1) Includes U.S., Canada, Latin America and Other.
(2) Includes Europe, Middle East and Africa.

This slide is part of a presentation by Morgan Stanley and is intended to be viewed as part of that presentation. The presentation is based on information generally available to the public and does not contain any material, nonpublic information.	20

Morgan Stanley Presence in Europe, Middle East and Africa

This slide is part of a presentation by Morgan Stanley and is intended to be viewed as part of that presentation. The presentation is based on information generally available to the public and does not contain any material, nonpublic information.	21

Morgan Stanley Presence in Asia

Tokyo
Beijing
Seoul
Shanghai
Taipei
Zhuhai
Hong Kong
Mumbai
Hanoi
Bangkok
Singapore
Jakarta
Sydney
Melbourne

Regional Offices

Tokyo	(1970)
Sydney	(1982)
Melbourne	(1985)
Singapore	(1985)
Hong Kong	(1987)
Taipei	(1990)
Seoul	(1992)
Shanghai	(1993)
Mumbai	(1993)
Beijing	(1994)
Bangkok	(1997)
Jakarta	(2006)
Zhuhai	(2006)

This slide is part of a presentation by Morgan Stanley and is intended to be viewed as part of that presentation. The presentation is based on information generally available to the public and does not contain any material, nonpublic information.	22

Morgan Stanley Presence in Latin America

This slide is part of a presentation by Morgan Stanley and is intended to be viewed as part of that presentation. The presentation is based on information generally available to the public and does not contain any material, nonpublic information.	23

This slide is part of a presentation by Morgan Stanley and is intended to be viewed as part of that presentation. The presentation is based on information generally available to the public and does not contain any material, nonpublic information.	24